September 27, 2019

Sean Carrick
Chief Executive Officer
Nascent Biotech Inc.
6330 Nancy Ridge Drive, Suite 105
San Diego, CA 92121

       Re: Nascent Biotech Inc.
           Registration Statement on Form S-1
           Filed September 19, 2019
           File No. 333-233834

Dear Mr. Carrick:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please revise the prospectus throughout to identify the selling security holders as underwriters. For guidance, refer to Question 139.13 of the Securities Act Sections
       Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Sean Carrick
Nascent Biotech Inc.
September 27, 2019
Page 2

       Please contact Donald Field at 202-551-3680 or Justin Dobbie at 202-551-3469 with any questions.



FirstName LastNameSean Carrick                           Sincerely,
Comapany NameNascent Biotech Inc.
                                                         Division of
Corporation Finance
September 27, 2019 Page 2                                Office of Healthcare &
Insurance
FirstName LastName